Exhibit 99.1

IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	IMG IAG 145.5MM 151.5MM Cdn$5.75 - $10.99

FOR IMMEDIATE RELEASE: July 13, 2004	No. 25/04

IAMGOLD ADOPTS SHORT-TERM SHAREHOLDER RIGHTS PLAN AS PART OF
 EFFORT TO MAXIMIZE SHAREHOLDER VALUE

Toronto, Ontario: July 13, 2004 — IAMGOLD Corporation announced today that its Board of Directors has adopted a shareholder rights plan (the “Rights Plan”). The purpose of the Rights Plan is to provide adequate time for the Special Committee of independent directors of IAMGOLD to pursue alternatives to maximize shareholder value. The Rights Plan will expire automatically on August 15, 2004.

From March 30, 2004 until July 6, 2004, IAMGOLD was contractually committed to pursue only the proposed business combination with Wheaton River Minerals Ltd. (“Wheaton”). During that time, IAMGOLD was prohibited from soliciting or responding to alternative proposals except “Superior Proposals” as defined in the agreement between IAMGOLD and Wheaton.

The agreement between IAMGOLD and Wheaton terminated on July 6, 2004 when IAMGOLD’s shareholders declined to approve the Wheaton transaction by the required majority of votes. As previously announced, immediately following this vote the Board of IAMGOLD authorized the Special Committee to actively pursue value maximizing alternatives. The Special Committee has engaged RBC Capital Markets (“RBC”) as its financial adviser to assist it in identifying and pursuing such alternatives. Interested parties have been in contact with RBC as part of this process. As a result, the Special Committee and the Board concluded that additional time is required to develop alternatives for IAMGOLD shareholders. The Rights Plan is not intended to block the unsolicited, non-negotiated take-over bid for the common shares of IAMGOLD made by Golden Star Resources Ltd. (the “GSR Bid”) but only to provide sufficient time to bring forward other alternatives to maximize shareholder value. The Rights Plan was adopted by the Board on the recommendation of the Special Committee and with the advice of RBC.

Summary of Rights Plan

Under the Rights Plan, one right (a “Right”) will be attached to each IAMGOLD common share. The Rights will become exercisable only if a person or group acquires or announces its intention to acquire 20% or more of the outstanding IAMGOLD shares without complying with the

“Permitted Bid” provisions of the Rights Plan or without obtaining the approval of IAMGOLD’s Board of Directors. If such an acquisition were to occur, each IAMGOLD shareholder (other than the acquiring person or group and their related parties) would be entitled to exercise the Rights to purchase IAMGOLD common shares at a 50% discount to the market price at that time.

The Rights Plan defines a “Permitted Bid” as a bid made to all IAMGOLD shareholders in compliance with applicable laws, provided the bid is open for acceptance for at least 35 days and expires no earlier than 11:59 p.m. (Toronto time) on August 15, 2004. A “partial” bid made for fewer than all of the outstanding IAMGOLD shares may be a Permitted Bid. If at the expiry time of a Permitted Bid more than 50% of the outstanding IAMGOLD shares held by shareholders who are independent of the bidder have been tendered to the bid, the bidder may take up and pay for the shares provided the bidder first extends the bid for a period of at least 10 business days to allow other shareholders adequate time to consider whether to tender their shares to the bid.

The GSR Bid is not currently a Permitted Bid and therefore the Rights would become exercisable by IAMGOLD shareholders (other than GSR and its related entities) if GSR were to acquire 20% or more of the outstanding IAMGOLD shares under the GSR bid. However, if GSR decided to extend the expiry time of the GSR bid until August 15, 2004 or later, the acquisition of IAMGOLD shares under the extended GSR bid would not trigger the operation of the Rights Plan.

The Rights Plan is similar to plans recently adopted by other Canadian companies and is subject to receipt of necessary regulatory approvals. The complete text of the Rights Plan will be filed with regulatory authorities in Canada and the United States and will be available on www.sedar.com and www.sec.gov and on IAMGOLD’s website at www.iamgold.com.

Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of IAMGOLD to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled "Risk Factors" in the Form 40-F for each company as on file with the Securities and Exchange Commission in Washington, D.C. Although IAMGOLD has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway	or	Tom Atkins
President & Chief Executive Officer		Vice President, Investor Relations
Tel: (416) 360 4710	Fax: (416) 360 4750	Toll-free: 1 888 IMG 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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